Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE TO SHAREHOLDERS RE. SUPPLEMENTAL CHANGES TO

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING

To Be Held on August 12, 2024

On July 8, 2024, Scinai Immunotherapeutics Ltd. (the “Company”) the Company furnished on Form 6-K (“Original Form 6-K”) to the Securities and Exchange Commission containing a Notice and Proxy Statement in connection with the Company’s Extraordinary Meeting of Shareholders scheduled for Monday, August 12, 2024, at 11:00 a.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Round Tower, Tel Aviv, Israel (the “Meeting”). As set forth in the Proxy Statement, one of the proposals to be considered and voted upon at the Meeting is the approval of amendments to the Company’s articles of association (the “Amended Articles”) to authorize the creation of preferred shares, no par value per share, of the Company (“Preferred Shares”), and to approve the issuance of Preferred Shares in connection with a debt-to-equity conversion transaction with the European Investment Bank (“EIB”, and such transaction the “EIB Transaction”), all subject to the consummation of the EIB Transaction.

Following further discussions with EIB, the Company and EIB have agreed to make a few clarifications to the terms of the EIB Transaction as described below:

1. The section entitled “Limit on Holdings of 4.99% of the Outstanding ADSs at any time” on page 6 of the Proxy Statement is hereby amended as follows (additions are underscored, deletions are struck through):

“Limit on Holdings and Conversion of 4.99% of the Outstanding ~~ADSs~~Ordinary Shares at any time. The Preferred Shares would contain a provision preventing the holder from converting such number of Preferred Shares into Ordinary Shares ~~ADSs~~ to the extent that if, as a result of such conversion, (i) the holder and its affiliates would become the beneficial owner of more than 4.99% of the Company’s outstanding shares as determined under the rules promulgated in the Securities Exchange Act of 1934, as amended, and (ii) the holder and its affiliates will receive, or would have been entitled to receive, upon such conversion, together with all other conversions made by such holder and its affiliates within the twelve (12)-month period prior to such conversion, an aggregate number of Ordinary Shares (including Ordinary Shares underlying ADSs) in excess of 4.99% of the then issued and outstanding at the time of such conversion. In addition, a holder of Preferred Shares may not convert such shares for a period of twelve (12) months commencing on the original issuance date of the Preferred Shares.”

2. The section entitled “Veto Rights” on page 6 of the Proxy Statement is hereby amended as follows (additions are underscored, deletions are struck through):

“~~Veto Rights~~Redemption in Certain Events. The ~~holders of a majority of the Preferred Shares would also have veto rights over the ability of the Company to~~ Company shall not take any of the following actions without either first redeeming all then-outstanding Preferred Shares by making a redemption payment in respect of each Preferred Share in an amount equal to the preferred redemption amount ($34,000 per Preferred Share) or obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares in order to proceed without making such a redemption (it being understood that the foregoing shall not apply if any of the following occurs and is not in the control of the Company) (i) incurs Indebtedness (as defined in the Amended Articles), subject to certain exceptions, (ii) ~~enter into an~~ consummating any M&A Event (as defined in the Amended Articles), (iii) ~~voluntarily delist the trading~~ taking any action or step in relation to the delisting of the Company’s securities on Nasdaq ~~and~~or (iv) authorizes the creation of any security having rights, preferences ~~and~~or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares. The definitions of “Indebtedness” and “M&A Event” in the Amended Articles would be identical to the definitions of such terms in the Finance Contract.”

Attached as Appendix A are the updated Articles 168 (Conversion of Preferred Shares) and Article 172 (Redemption in Certain Events) to the proposed Amended Articles to reflect the changes above and marked to show the changes from the proposed Amended Articles submitted with the Original Form 6-K

Except as set forth above, the Proxy Statement and the Amended Articles remain unchanged.

Appendix A

COMPANIES LAW, 5759 – 1999

LIMITED SHARES COMPANY

Amended and Restated Articles of Association

of

SCINAI IMMUNOTHERAPEUTICSLTD.

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CONVERSION OF PREFERRED SHARES

168.	Conversion. Each holder of Preferred Shares (the "Preferred Shareholders") shall have the right to convert its Preferred Shares into Ordinary Shares as follows:

168.1.	Right to Convert.

(a)	Each Preferred Share shall be convertible, at the option of the Preferred Shareholder, at any time after the issuance of such Preferred Share and without the payment of additional consideration by the holder thereof, into [1,456,000][1] fully paid and nonassessable Ordinary Shares of the Company, as subject to adjustment pursuant to Article 168.2 below.

(b)	Before any Preferred Shareholder is entitled to convert any Preferred Share into Ordinary Shares, the Preferred Shareholder shall surrender the certificate or certificates thereof, or an affidavit of loss of the certificate or certificates therefor in a form reasonably acceptable to the Company, duly executed at the Office and shall give written notice by electronic mail or facsimile to the Company at an address to be provided by the Company of the election to convert the same (a “Notice of Exercise”). The Company shall, as soon as practicable thereafter, register with the transfer agent of the Company the number of Ordinary Shares to which such Preferred Shareholder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or submission of the affidavit of loss of the certificate representing the Preferred Shares to be converted, and the person or persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Ordinary Shares as of such date.

168.2	Recapitalization Event. If at any time or from time to time there shall be a Recapitalization Event, and other than a Liquidation (as defined below), provision shall be made so that the Preferred Shareholders shall thereafter be entitled to receive upon conversion of the Preferred Shares the number of Ordinary Shares had the Preferred Shares been converted into Ordinary Shares immediately prior to such Recapitalization Event. For the purposes of this Article 168.2, "Recapitalization Event" means any event of share combination or subdivision, share split, reverse share split, share dividend, distribution of bonus shares or any other reclassification, reorganization or recapitalization of the Ordinary Shares.

[1]	This number represents 0.0195% of the (i) fully diluted share capital on the date of the proxy statement plus (ii) number of restricted share units proposed to be granted to Mr. Amir Reichman, the Company’s Chief Executive Officer, as Mr. Reichman’s long-term incentive grant award for 2023, as described in the proxy statement sent to shareholders of the Company. In the event of a further increase in the fully diluted share capital prior to the issuance of the Preferred Shares, this number shall represent 0.0195% of the fully diluted share capital on the date of the closing of the EIB Transaction.

168.3	Notwithstanding any of the foregoing, Preferred Shares shall not be convertible into Ordinary Shares, and the Company shall not effect any such conversion, to the extent (but only to the extent) that by giving effect to such conversion the Preferred Shareholder (together with its affiliates and any other persons acting as a group together with the Preferred Shareholder or any of such holder’s affiliates (such persons, collectively, the “Attribution Parties”)) (i) would beneficially own in excess of 4.99% of the issued and outstanding Ordinary Shares (including Ordinary Shares underlying American Depositary Shares of the Company (“ADSs”)) (the “Beneficial Ownership Limitation~~”). For purposes of the foregoing sentence~~”) or (ii) the Attribution Parties will have received or would have been entitled to receive upon such conversion, together with all other conversion by such Attribution Parties within the twelve (12)-month period immediately prior to such conversion, an aggregate number of Ordinary Shares in excess of 4.99% of the number of Ordinary Shares (including Ordinary Shares underlying ADSs) then issued and outstanding at the time of such conversion (the “Conversion Limitation”). In addition, a holder of Preferred Shares may not convert any such shares for a period of twelve (12) months commencing on the original date of issuance of the Preferred Shares to such holder. For purposes of the Beneficial Ownership Limitation, the number of Ordinary Shares beneficially owned by the Preferred Shareholder and its affiliates and Attribution Parties shall include the number of Ordinary Shares underlying ADSs, if any, held by the Preferred Shareholder and its Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which the conversion is being made but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining Preferred Shares beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share equivalents~~).~~) subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for the purposes of this Article 168.3, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and the Preferred Shareholder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the ~~limitation~~limitations contained in this Article 168.3 applies, the determination of whether Preferred Shares are convertible (in relation to other securities owned by the Preferred Shareholder together with any affiliates and Attribution Parties) shall be in the sole discretion of the Preferred Shareholder, and the submission of a Notice of Exercise shall be deemed to be the holder’s determination of whether the Preferred Shares are convertible (in relation to other securities owned by the holder together with any affiliates and Attribution Parties), in each case subject to the Beneficial Ownership Limitation~~.~~ or Conversion Limitation. To ensure compliance with this restriction, each holder shall be deemed to represent to the Company each time it delivers a Notice of Exercise that such Notice of Exercise has not violated the restrictions set forth in this Article, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Article 168.3, in determining the number of outstanding Ordinary Shares, the Preferred Shareholder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filing filed with the Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding.

168.3	Notwithstanding any of the foregoing, Preferred Shares shall not be convertible into Ordinary Shares, and the Company shall not effect any such conversion, to the extent (but only to the extent) that by giving effect to such conversion the Preferred Shareholder (together with its affiliates and any other persons acting as a group together with the Preferred Shareholder or any of such holder’s affiliates (such persons, collectively, the “Attribution Parties”)) (i) would beneficially own in excess of 4.99% of the issued and outstanding Ordinary Shares (including Ordinary Shares underlying American Depositary Shares of the Company (“ADSs”)) (the “Beneficial Ownership Limitation”) or (ii) the Attribution Parties will have received or would have been entitled to receive upon such conversion, together with all other conversion by such Attribution Parties within the twelve (12)-month period immediately prior to such conversion, an aggregate number of Ordinary Shares in excess of 4.99% of the number of Ordinary Shares (including Ordinary Shares underlying ADSs) then issued and outstanding at the time of such conversion (the “Conversion Limitation”). In addition, a holder of Preferred Shares may not convert any such shares for a period of twelve (12) months commencing on the original date of issuance of the Preferred Shares to such holder. For purposes of the Beneficial Ownership Limitation, the number of Ordinary Shares beneficially owned by the Preferred Shareholder and its affiliates and Attribution Parties shall include the number of Ordinary Shares underlying ADSs, if any, held by the Preferred Shareholder and its Attribution Parties plus the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which the conversion is being made but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining Preferred Shares beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein that are beneficially owned by the Preferred Shareholder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for the purposes of this Article 168.3, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act, and the Preferred Shareholder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitations contained in this Article 168.3 applies, the determination of whether Preferred Shares are convertible (in relation to other securities owned by the Preferred Shareholder together with any affiliates and Attribution Parties) shall be in the sole discretion of the Preferred Shareholder, and the submission of a Notice of Exercise shall be deemed to be the holder’s determination of whether the Preferred Shares are convertible (in relation to other securities owned by the holder together with any affiliates and Attribution Parties), in each case subject to the Beneficial Ownership Limitation or Conversion Limitation. To ensure compliance with this restriction, each holder shall be deemed to represent to the Company each time it delivers a Notice of Exercise that such Notice of Exercise has not violated the restrictions set forth in this Article, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Article 168.3, in determining the number of outstanding Ordinary Shares, the Preferred Shareholder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Report on Form 6-K or other public filing filed with the Commission, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding.

168.4	No fractional Ordinary Shares shall be issued upon conversion of the Preferred Shares, and the number of Ordinary Shares to be issued shall be rounded to the nearest whole share.

168.5	Reservation of Shares Issuable upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares, and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, then the Company will take such corporate action as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purposes.

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~~PROTECTIVE PROVISIONS~~

REDEMPTION IN CERTAIN EVENTS

172.	Notwithstanding anything to the contrary in these Articles, for so long as any holder of Preferred Shares holds Preferred Shares of the Company, the ~~written consent or affirmative vote of the holders of a majority of the Preferred Shares will be required for~~Company shall not take any of the following actions (whether taken directly or indirectly, by merger, consolidation or otherwise, and whether by the Company or a subsidiary ~~and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect):~~) without either first redeeming all then-outstanding Preferred Shares by making a Redemption Payment in respect of each Preferred Share in an amount equal to the Preferred Redemption Amount or, in order to proceed without making such a redemption, obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares (it being understood that the foregoing shall not apply if any of the following occurs and is not in the control of the Company):

(i)	consummating any M&A Event;

(ii)	taking any action or step in relation to the delisting of the Company’s securities from the Nasdaq Stock Market;

(iii)	authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, or

(iv)	the incurrence of any Indebtedness, save for Indebtedness incurred:

(a)	with the prior written consent of the holders of a majority of the Preferred Shares;

(b)	under any finance or capital leases of equipment if the aggregate liability in respect of the equipment leased does not at any time exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(c)	under Permitted Hedging

(d)	under any letters of credit provided that such Indebtedness does not, singularly or in aggregate, exceed EUR 10,000,000 (or its equivalent in another currency or currencies);

(e)	in respect of any guarantees in respect of any liability or obligation of any person:

(i)	with the prior written consent of the holders of a majority of the Preferred Shares; or

(ii)	guarantees issued in the ordinary course of trade by the Company under or in connection with:

(A)	under any negotiable instruments;

(B)	in connection with any performance bond; or

(C)	in connection with any Indebtedness permitted under this Article 172(iv); or

(f)	not permitted by the preceding paragraphs and the outstanding amount of which does not exceed EUR 10,000,000 (or its equivalent) in aggregate at any time.

Following the payment in full of the Preferred Redemption Amount for any Preferred Shares, such shares shall immediately be deemed redeemed and cancelled without any further action required on the part of the Preferred Shareholders or the Company. For the avoidance of doubt, no dividends or distributions shall be made to holders of Ordinary Shares until an amount equal to the full Preferred Redemption Amount has been distributed on account of each Preferred Share.